180 LIFE SCIENCES CORP.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, CA 94306

July 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	180 Life Sciences Corp. (the “Company”)
Registration Statement on Form S-1 originally filed July 20, 2021
(File No. 333-258045) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 9:00 a.m. EDT on Tuesday, July 27, 2021, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may make an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Michael T. Campoli, Esq., at (212) 326-0468, from the Company’s legal counsel for this matter, Pryor Cashman LLP.

Very truly yours,

180 LIFE SCIENCES CORP.

By:	/s/ James N. Woody, M.D., Ph.D.
James N. Woody, M.D., Ph.D.
Chief Executive Officer

cc: Michael T. Campoli, Esq.